Exhibit 21.1 Subsidiaries of the Registrant Name of Subsidiary Jurisdiction of Incorporation or Organization Axos Nevada Holding, LLC Nevada Axos Securities, LLC Nevada Axos Invest, Inc. Delaware Axos Invest LLC Delaware Axos Securities Investments, LLC Nevada Axos Digital Assets LLC Delaware Axos Clearing LLC Delaware ASI Trust Delaware Zenith Information Systems, Inc. California BofI Trust I Delaware Axfin Mortgage Trust 2019-1 New York Axos Bank Federal savings association Axos Nevada, LLC Nevada